SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Empresas ICA, S.A.B. de C.V.1   (the “Issuer”)

(Name of Issuer)

Ordinary Share of Common Stock (“Shares”)

(Title of Class of Securities)

2924482062

(CUSIP Number)

Manuel Abud Elias
Palmas 735
Suite 1406
Mexico City 11000, Mexico
(5255) 5202-2088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)
(Page 1 of 21)

_________________________
1           Translation of Issuer’s Name:  The ICA Corporation.

2           No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.  The CUSIP number 292448206 is only for the American Depositary Shares (the “ADSs”) representing Shares.

CUSIP No. Not Applicable	13D	Page 2 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bernardo Quintana Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER 20,198,857 Shares (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 18,656,974 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,198,857 Shares (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 18,656,974 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,855,831 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 3 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alexandra Kawage de Quintana
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,548,171 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 5,548,171 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,548,171 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 4 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Ana Alejandra Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,021,892 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,021,892 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,021,892 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 5 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Alonso Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,272,824 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,272,824 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,272,824 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 6 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Diego Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,337,492 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 1,337,492 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,337,492 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 7 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Maria Andrea Cecilia Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 946,325 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 946,325 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 946,325 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 8 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Rodrigo A. Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,894,324 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 2,894,324Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894,324Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 9 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Jeronimo Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,337,303 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 3,337,303 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,303 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 10 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bernardo Quintana Kawage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 709,900 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 709,900 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,900 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 11 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Martha Quintana de Zarak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 12,500 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 12,500 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,500 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 12 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Claudia Quintana de Tinajero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 275,000 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 275,000 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,000 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)٭ 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 13 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Cecilia Quintana de Orvañanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 215,000 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 215,000 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,000 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 14 of 21

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Luis Quintana Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,333 Shares (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER 86,333 Shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,333 Shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (See Item 5)
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. Not Applicable	13D	Page 15 of 21

This Amendment No. 4 (the “Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on November 1, 2007 (the “Schedule 13D”) by Bernardo Quintana Isaac and members of his family with respect to the Ordinary Shares of Common Stock (“Shares”) of Empresas ICA, S.A.B. de C.V. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 2.                                Identity and Background.

Each of Bernardo Quintana Isaac, Alexandra Kawage de Quintana, Ana Alejandra Quintana Kawage, Alonso Quintana Kawage, Diego Quintana Kawage, Maria Andrea Cecilia Quintana Kawage, Rodrigo A. Quintana Kawage, Jeronimo Quintana Kawage, Bernardo Quintana Kawage, Martha Quintana de Zarak, Claudia Quintana de Tinajero, Cecilia Quintana de Orvañanos and Luis Quintana Isaac (each a "Reporting Person" and, collectively, the "Quintana Family") is filing this Statement pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. Bernardo Quintana Isaac is the Chairman of the Issuer’s Board of Directors.

Alonso Quintana Kawage, Diego Quintana Kawage, Bernardo Quintana Kawage, Rodrigo A. Quintana Kawage and Jeronimo Quintana Kawage are each sons of Bernardo Quintana Isaac. Alonso Quintana Kawage and Diego Quintana Kawage are Chief Operating Officer of the Issuer and the representative of the Issuer for the Industrial Construction segment, respectively. Bernardo Quintana Kawage, Rodrigo A. Quintana Kawage and Jeronimo Quintana Kawage are employees of the Issuer.

The name, address, occupation and citizenship of each member of the Quintana Family is set forth in Schedule I attached hereto. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration.

In July 2009, members of the Quintana Family purchased an aggregate of 4,871,000 newly issued Shares from the Issuer at a purchase price of Ps.20.00 per Share in the Issuer’s 2009 public offering of newly issued shares (the “2009 Capital Increase”).  The aggregate amount of funds utilized by the Quintana Family to purchase the new Shares in the 2009 Capital Increase was U.S.$7,419,650 (Ps. 97,420,000 converted to dollars at an exchange rate of Ps. 13.13 per U.S. dollar, the noon buying rate for Mexican pesos on August 3, 2009, as published by the Federal Reserve Bank of New York).  Each member of the Quintana Family used personal funds to subscribe for the new Shares.

CUSIP No. Not Applicable	13D	Page 16 of 21

Item 4.                      Purpose of Transaction.

The Quintana Family purchased an aggregate of 4,871,000 new Shares at a purchase price of Ps.20.00 per Share in the 2009 Capital Increase.

From October 20, 2009 to November 30, 2009, members of the Quintana Family disposed of on the open market an aggregate of 6,483,731 Shares at an average price of Ps.31.9036 per share, for a total aggregate sale price of U.S.$16,193,399.33 (Ps.206,854,483 converted to dollars at an exchange rate of Ps.12.916 per U.S. dollar, the noon buying rate for Mexican pesos on November 30, 2009 as published by the Federal Reserve Bank of New York).

Except as disclosed in this Item 4, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule. The Reporting Persons may in the future acquire additional Shares or other securities of the Issuer from the Issuer, in the open market, in privately-negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of the Shares owned by the Reporting Persons in one or more transactions and may consider and explore one or more corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule, to the extent deemed advisable by the Reporting Persons.

CUSIP No. Not Applicable	13D	Page 17 of 21

Item 5.                                Interest in Securities of the Issuer.

(a)           The Reporting Persons have the following interests in Shares:

	Shares(1)
	Number(2)	% of Class
Bernardo Quintana Isaac(2)(3)	38,855,831	6.0%
Alexandra Kawage de Quintana	5,548,171	0.9%
Ana Alejandra Quintana Kawage	1,021,892	0.2%
Alonso Quintana Kawage(4)	2,272,824	0.4%
Diego Quintana Kawage(5)	1,337,492	0.2%
Maria Andrea Cecilia Quintana Kawage	946,325	0.1%
Rodrigo A. Quintana Kawage(7)	2,894,234	0.5%
Jeronimo Quintana Kawage	3,337,303	0.5%
Bernardo Quintana Kawage(6)	709,900	0.1%
Martha Quintana de Zarak	12,500	0.0%
Claudia Quintana de Tinajero	275,000	0.0%
Cecilia Quintana de Orvañanos	215,000	0.0%
Luis Quintana Isaac	86,333	0.0%

(1)	Based upon 645,687,012 Shares outstanding as of February 2, 2012.

(2)
Excludes 3,155,779 Shares beneficially owned by Bernardo Quintana Isaac through a trust (the “Management Trust”) holding shares for the benefit of management of the Issuer.  The voting and disposition of shares held in the Management Trust is directed by an 8 person technical committee composed of members of the Issuer’s board of directors, which includes Bernardo Quintana Isaac.

(3)	Includes 18,656,974 Shares owned directly by the children of Bernardo Quintana Isaac, of which beneficial ownership is deemed shared with Bernardo Quintana Isaac.

(4)	Excludes 606,074 Shares beneficially owned by Alonso Quintana Kawage through the Management Trust.

(5)	Excludes 444,656 Shares beneficially owned by Diego Quintana Kawage through the Management Trust.

(6)	Excludes 222,659 Shares beneficially owned by Bernardo Quintana Kawage through the Managmement Trust.

(7)	Excludes 103,090 Shares beneficially owned by Rodrigo A. Quintana Kawage through the Management Trust.

(c)           All transactions in Shares effected by the Reporting Persons during the 60 day periods ended December 1, 2009 and March 5, 2012, excluding transactions previously reported on the Schedule 13D, are listed in Schedule II hereto.

CUSIP No. Not Applicable	13D	Page 18 of 21

Item 7.                      Material to be Filed as Exhibits

Exhibit No.                                Description

1	Powers of Attorney (incorporated by reference to Amendment No. 3 to the Schedule 13D (File No. 5-45903) filed on November 1, 2007).
2	Amended and Restated Joint Filing Agreement (incorporated herein by reference to Amendment No. 2 to the Schedule 13D (File No. 5-45903) filed on February 22, 2006).

CUSIP No. Not Applicable	13D	Page 19 of 21

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

*
Bernardo Quintana Isaac	* By: /s/ Manuel Abud Elias
*	Manuel Abud Elias
Alexandra Kawage de Quintana	Attorney-in-Fact
*
Ana Alejandra Quintana Kawage	March 12, 2012
*
Alonso Quintana Kawage
*
Diego Quintana Kawage
*
Maria Andrea Cecilia Quintana Kawage
*
Rodrigo A. Quintana Kawage
*
Jeronimo Quintana Kawage
*
Bernardo Quintana Kawage
*
Martha Quintana de Zarak
*
Claudia Quintana de Tinajero
*
Cecilia Quintana de Orvañanos
*
Luis Quintana Isaac

CUSIP No. Not Applicable	13D	Page 20 of 21

SCHEDULE I

All of the individuals listed below are citizens of Mexico.

THE QUINTANA FAMILY

Avenida de las Palmas No. 735-1406, Col. Lomas de Chapultepec, 11000
Mexico City, Mexico

Name	Personal Occupation
Bernardo Quintana Isaac	Chairman of the Issuer’s Board of Directors
Alexandra Kawage de Quintana	Private Investor
Ana Alejandra Quintana Kawage	Private Investor
Alonso Quintana Kawage	Chief Operating Officer of the Issuer and Director
Diego Quintana Kawage	Representative of the Issuer for the Industrial Construction segment, partnerships, and Director
Maria Andrea Cecilia Quintana Kawage	Private Investor
Rodrigo A. Quintana Kawage	General Counsel for the Issuer
Jeronimo Quintana Kawage	Employee of the Issuer
Bernardo Quintana Kawage	Employee of the Issuer
Martha Quintana de Zarak	Private Investor
Claudia Quintana de Tinajero	Private Investor
Cecilia Quintana de Orvañanos	Private Investor
Luis Quintana Isaac	Private Investor

CUSIP No. Not Applicable	13D	Page 21 of 21

SCHEDULE II

(i) Within the past 60 days of December 1, 2009, the Reporting Persons effected the following transactions in Shares on the Mexican Stock Exchange.3

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price Per Share (Ps.)
Bernardo Quintana Isaac	Sale	October 20, 2009	250,000	31.63
Bernardo Quintana Kawage	Sale	October 27, 2009	456,031	30.50
Bernardo Quintana Kawage	Sale	November 05, 2009	337,000	30.84
Bernardo Quintana Kawage	Sale	November 10, 2009	162,000	30.84
Bernardo Quintana Isaac	Sale	November 18, 2009	200,000	31.35
Bernardo Quintana Isaac	Sale	November 19, 2009	350,000	31.10
Bernardo Quintana Isaac	Sale	November 23, 2009	800,000	32.05
Bernardo Quintana Isaac	Sale	November 24, 2009	400,000	32.19
Bernardo Quintana Isaac	Sale	November 25, 2009	1,200,000	32.53
Bernardo Quintana Isaac	Sale	November 27, 2009	363,300	31.90
Bernardo Quintana Isaac	Sale	November 30, 2009	370,000	31.53

(ii) Within the past 60 days of March 5, 2012, the Reporting Person effected the following transactions in Shares on the Mexican Stock Exchange.4

Reporting Person	Type of Transaction	Trade Date	Number of Shares	Price Per Share (Ps.)
Bernardo Quintana Isaac	Purchase	January 6, 2012	291,400	16.92
Bernardo Quintana Isaac	Purchase	February 8, 2012	13,264	21.50
Bernardo Quintana Isaac	Purchase	February 9, 2012	115,000	21.77

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3 Excludes any transactions effected by the Management Trust.

4 Excludes any transactions effected by the Management Trust.